3900 Wisconsin Avenue, NW Washington, DC 20016-2892

November 15, 2013

Via EDGAR

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Federal National Mortgage Association
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 2, 2013
File No. 0-50231

Dear Ms. Ciboroski:

We are in receipt of the letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) to David C. Benson, Executive Vice President and Chief Financial Officer of the Federal National Mortgage Association (the “Company”), dated November 7, 2013, regarding the above-referenced filing. We respectfully request an extension of time until November 27, 2013 to respond to the Staff’s comments. We expect the extension will provide us with sufficient time to gather the necessary information, prepare the responses and review the responses with the Federal Housing Finance Agency, the Company’s conservator.

Please contact me at (202) 752-2793 if you have any questions or need further information.

Sincerely,

/s/ Stephen H. McElhennon
Stephen H. McElhennon
Vice President and Deputy General Counsel